As filed with the Securities and Exchange Commission on July 1, 2025

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley China A Share Fund, Inc.
(Name of Subject Company [Issuer])

Morgan Stanley China A Share Fund, Inc.
(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

617468103
(CUSIP Number of Class of Securities)

1585 Broadway

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Deidre E. Walsh, Esq.
1633 Broadway

New York, New York 10019

(Name and Address of Agent for Service)

Copies to:

Mark F. Parise, Esq. Morgan, Lewis and Bockius LLP One State Street Hartford, CT 06103	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

FOR IMMEDIATE RELEASE

July 1, 2025

Morgan Stanley China A Share Fund, Inc.
Announces Advisory Fee Reduction and Update on Performance-Related Conditional Tender Offer

NEW YORK – Morgan Stanley Investment Management announced today that, effective July 1, 2025, the annual advisory fee of Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) will be reduced from an annual fee equal to 1.25% to an annual fee equal to 1.15% of the Fund’s average weekly net assets.

In addition, the requirements of the Fund’s conditional tender offer announced on June 10, 2022 have not been met. Accordingly, the Fund will not be conducting a tender offer at this time, As was previously announced, the Board of Directors of the Fund approved a performance-related conditional tender offer to acquire in exchange for cash up to 25 percent of the Fund’s then issued and outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share (“NAV”) (minus the costs and expenses related to the tender offer) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day the offer expires (a “Tender Offer”). As explained in such prior announcement, the Fund would conduct such a Tender Offer only if both (1) the Fund’s total return investment performance measured on a NAV basis did not equal or exceed the total return investment performance of the Fund’s benchmark index, the MSCI China A Onshore Index, during the three-year period commencing on July 1, 2022 and ending on June 30, 2025 (and for the term of successive five-year periods thereafter commencing July 1, 2025), and (2) the Fund’s shares were trading at or below NAV at the conclusion of the applicable measurement period, with such Tender Offer occurring on or before September 30, 2025, and thereafter on each five-year anniversary of September 30, 2025.

For the period July 1, 2022 through June 30, 2025, the Fund’s total return investment performance measured on a NAV basis exceeded that of the MSCI China A Onshore Index. As noted in the fund documents, performance assumes that all dividends and distributions, if any, were reinvested at prices obtained under the Fund’s dividend reinvestment plan.1

Accordingly, no Tender Offer will be conducted for this period. The conditions triggering a Tender Offer (as described above) will be assessed again at the conclusion of the five-year period commencing July 1, 2025 and ending on June 30, 2030 (and for successive five-year periods thereafter commencing on July 1, 2030).

1 The Fund’s Dividend Reinvestment Plan provides that if net asset value exceeds the market price on the reinvestment date, participants will receive shares valued at market price.

For more information: 800.231.2608

If a Tender Offer is triggered, the Fund will issue a press release announcing the Tender Offer and providing additional information about such Tender Offer. Additional terms and conditions of a Tender Offer would also be set forth in the relevant offering materials, which would be distributed to the Fund’s shareholders. The size of any such Tender Offer (up to 25 percent of the Fund’s then issued and outstanding shares), the price at which shares are to be tendered and other terms and conditions of such Tender Offer would be determined by the Board of Directors in its discretion based on its review and consideration of the then-current size of the Fund, market conditions, the ability to repatriate the necessary cash and subject to local Chinese regulatory requirements and other factors it deems relevant.

In the event that a Tender Offer is triggered and more than 25 percent of the Fund’s then issued and outstanding shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis (odd-lot tenders for stockholders who own fewer than 100 shares are still subject to pro ration), based on the number of tendered shares, at a price equal to 98.5 percent of the Fund’s NAV (minus the costs and expenses related to the tender offer), as described above.

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value by providing the ability to repurchase shares at a discount to NAV. During the year ended December 31, 2024, the Fund repurchased 192,335 of its shares at an average discount of 18.21% from NAV. Since the inception of the Program, the Fund has repurchased (as of December 31, 2024) 362,922 of its shares at an average discount of 18.83% from NAV. The Board of Directors regularly monitors the Program as part of its review and consideration of the Fund’s premium/discount history. The Fund may only repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board of Directors and the Fund’s ability to repatriate capital gains and income out of China. Upon commencement of a Tender Offer, the Fund expects to temporarily suspend any purchases of shares in the open market pursuant to the Program until at least 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

The Fund is a non-diversified, closed-end management investment company that seeks capital growth by investing, under normal circumstances, at least 80% of its assets in A-shares of Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges. The Fund’s shares are listed on the NYSE under the symbol “CAF”.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.6 trillion in assets under management or supervision as of March 31, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley is a leading global financial services firm providing investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Morgan Stanley Investment Management does not provide tax advice. Investors should always consult a legal or tax professional for information concerning their individual situation.

Investing involves risk and it is possible to lose money on any investment in the Funds.

Media Relations:

Colleen McElhinney

617.672.8995

Colleen.McElhinney@morganstanley.com